Filed Pursuant to Rule 433

Registration No. 333-237082

January 26, 2021

Final Term Sheet

Depositary Shares Each Representing a 1/1,000th Interest

in a Share of Series M Non-Cumulative Perpetual Preferred Stock

This final term sheet supplements the information set forth in the issuer’s preliminary prospectus supplement, dated January 26, 2021, and the prospectus, dated March 11, 2020.

Issuer:	U.S. Bancorp
Security:	Depositary shares, each representing 1/1,000th interest in a share of Series M Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (“Series M Preferred Stock”)
Size:	30,000,000 depositary shares ($750,000,000 aggregate liquidation preference)
Maturity:	Perpetual
Expected Ratings*:	A3 (Negative) / BBB (Stable) / BBB+ (Negative) / A (Negative) (Moody’s / S&P / Fitch / DBRS)
Liquidation Preference:	$25 per depositary share
Dividend Rate (Non-Cumulative):	At a rate per annum equal to 4.000% from the date of issuance
Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on April 15, 2021
Optional Redemption:	The Series M Preferred Stock may be redeemed in whole, or in part, on or after April 15, 2026 at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series M Preferred Stock may be redeemed in whole, but not in part, prior to April 15, 2026 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
Trade Date:	January 26, 2021
Settlement Date:	February 2, 2021 (T+5)
Public Offering Price:	$25.00 per depositary share
Underwriting Discount:	Approximately $0.7102 per depositary share
Net Proceeds (before expenses) to Issuer:	$728,693,050.45

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

TD Securities (USA) LLC

Co-Managers:

Citigroup Global Markets Inc.

Incapital LLC

Academy Securities, Inc.

AmeriVet Securities, Inc.

Blaylock Van, LLC

Cabrera Capital Markets LLC

Drexel Hamilton, LLC

Great Pacific Securities

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “USB PrR”
CUSIP / ISIN:	902973 718 / US9029737189

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the depositary shares will be made against payment therefor on or about February 2, 2021, which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day before delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by the issuer. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, U.S. Bancorp Investments, Inc. at 1-877-558-2607, BofA Securities, Inc. at 1-800-294-1322, RBC Capital Markets, LLC at 1-866-375-6829, UBS Securities LLC at 1- 888-827-7275, Wells Fargo Securities, LLC at 1-800-645-3751, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 and TD Securities (USA) LLC at 1-855-495-9846.

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